UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendent No. 1)

Under the Securities Exchange Act of 1934

SATYA WORLDWIDE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80410U 10 9

(CUSIP Number)

Nuvolari Limited

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 16, 2017

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No.: 80410U 10 9

1.         NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Nuvolari Limited, a Gibraltar corporation

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)     ☐
(b)     ☐

3.         SEC USE ONLY

4          SOURCE OF FUNDS

WC - WORKING CAPITAL

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS 2(d) or 2(e)  ☐

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

GIBRALTOR

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power - 9. Sole Dispositive Power 0 10. Shared Dispositive Power -

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

No shares of common stock

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14        TYPE OF REPORTING PERSON

CO - CORPORATION

SCHEDULE 13D/A
CUSIP No.: 80410U 10 9

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") of Satya Worldwide, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 420 Lexington Avenue; Suite 2320, New York, NY 10170.

This Amendment No. 1 to the Schedule 13D (this "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed on November 21, 2016 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") by the Reporting Persons (as defined below).

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Nuvolari Limited, a Gibraltar corporation (the "Reporting Person"). The Reporting Person's address is: c/o Satya Worldwide, Inc. 420 Lexington Avenue; Suite 2320, New York, NY 10170.

No Officer or Director of the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a Gibraltar corporation.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about December 16, 2017, the Reporting Person assigned its 27,900,000 shares of the Issuer's common stock, which it had previously acquired, to Ian Rosenblatt, in connection with the settlement of certain obligations between the parties, which obligations were unrelated to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares for in connection with a reorganization of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has beneficial ownership of no shares of Issuer Common Stock.

SCHEDULE 13D/A
CUSIP No.: 80410U 10 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 9, 2018

/s/   Roudan Zarb
        Roudan Zarb, Managing Director

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).